UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Ronen Meidan

Bank Hapoalim B.M.

45 Rothschild Blvd.

Tel Aviv 6578403, Israel

972-3-5674174

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 12

1.	Names of Reporting Persons. Bank Hapoalim B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization - Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 6,435,416
	8.	Shared Voting Power - 29,887
	9.	Sole Dispositive Power - 6,435,416
	10.	Shared Dispositive Power - 29,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 6,465,303
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) - 14.6% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on the number of Ordinary Shares outstanding as at June 4, 2013, as reported to the Securities and Exchange Commission (the “Commission”) in Tower’s Prospectus Supplement dated June 4, 2013 to Registration Statement on Form F-3, File No. 333-187858 (the “June 2013 Prospectus Supplement”), and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 3 of 12

1.	Names of Reporting Persons. Tarshish Hahzakot Vehashkaot Hapoalim Ltd. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization - Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0
	8.	Shared Voting Power - 29,887
	9.	Sole Dispositive Power - 0
	10.	Shared Dispositive Power - 29,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 29,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) - less than 0.01% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on number of Ordinary Shares outstanding as at June 4, 2013, as reported to the Commission in Tower’s June 2013 Prospectus Supplement, and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 4 of 12

The statement on Schedule 13D, dated February 3, 2011, of Bank Hapoalim B.M. (“Hapoalim”) and Tarshish Hahzakot Vehashkaot Hapoalim Ltd. (“Tarshish”) is hereby amended as follows:

Item 1.	Security and Issuer

As a result of a 15 to 1 reverse stock split effected by Tower in August 2012, the par value of each Ordinary Share was increased from NIS 1.00 to NIS 15.00. Accordingly, the last sentence of Item 1 is hereby amended to delete the number “1.00” and to substitute therefor the number “15.00”.

Item 2.	Identity and Background

Schedule A is hereby amended to read in its entirety as attached hereto and incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to delete the parenthetical phrase in subsection (b) thereof and to substitute therefor the following:

“(such warrants having been granted in 2003, 2005, 2007, 2009, 2010 and 2011);”

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to read in its entirety as follows:

“To the knowledge of the Reporting Persons:

(a) (1)	Hapoalim is the beneficial owner of 6,465,303 Ordinary Shares, including 5,660,626 Ordinary Shares issuable upon conversion of its currently convertible capital notes, 170,374 Ordinary Shares issuable upon exercise of currently exercisable warrants (including warrants to purchase 140,487 Ordinary Shares held by Hapoalim and a warrant to purchase 29,887 Ordinary Shares held by Tarshish, its wholly-owned subsidiary). Hapoalim (and Tarshish’s) ownership, as aforesaid collectively represents approximately 14.6% of the Ordinary Shares outstanding as at June 4, 2013, as reported in Tower’s June 2013 Prospectus Supplement, and calculated in accordance with rule 13d-3(d)(1)(i).

(2)	Tarshish is the beneficial owner of 29,887 Ordinary Shares issuable upon exercise of its currently exercisable warrant, representing less than 0.01% of the Ordinary Shares outstanding based on Tower’s June 2013 Prospectus Supplement and calculated in accordance with rule 13d-3(d)(1)(i).

(3)	To the best knowledge of Hapoalim and Tarshish, none of the persons named in Schedule A beneficially owns any Ordinary Shares.

(b)	Hapoalim has sole voting and dispositive power over 6,435,416 Ordinary Shares, including 5,660,626 Ordinary Shares issuable upon conversion of currently convertible capital notes and 140,487 Ordinary Shares issuable upon exercise of currently exercisable warrants and Hapoalim and Tarshish share voting and dispositive power over 29,887 Ordinary Shares issuable upon exercise of a currently exercisable warrant held by Tarshish.

CUSIP No. M87915-10-0	13D	Page 5 of 12

(c)	Save for the following transactions, neither Hapoalim and Tarshish nor, to their knowledge, any person named in Schedule A has effected any transactions in the Ordinary Shares during the past sixty (60) days:

Set forth below are the dates of sale, number and price per share of Ordinary Shares sold by Hapoalim on NASDAQ, other than with respect to the sales on June 10, which were sold in transactions over the counter:

Date	Number	Price
June 5, 2013	160,230	US $	6.240
June 6, 2013	3,600	US $	6.150
June 7, 2013	10,000	US $	6.180
June 10, 2013	243,598	US $	6.115

(d)	To the knowledge of the Reporting Persons, Leumi, as the other lender to Tower and party to the Facility Agreement, received an identical amount of capital notes convertible into an identical number of Ordinary Shares, 281,733 Ordinary Shares in consideration for the Decreased Amount (as applicable to Leumi) and, as party to amendments to the Facility Agreement requested by Tower, was granted identical amounts of warrants from Tower in 2003, 2005, 2009, 2010 and 2011 and, in connection with a separate equipment facility provided to Tower by Leumi, was granted a warrant in 2007 to purchase 66,667 Ordinary Shares. All of the foregoing share amounts have been adjusted to reflect Tower’s August 2012 15 to 1 reverse stock split. Amendment No. 2 to Leumi’s Statement on Schedule 13D filed with the Commission on April 23, 2013, reported that Leumi was the beneficial owner of 5,997,736 Ordinary Shares, including 5,276,148 Ordinary Shares issuable upon conversion of its Capital Notes and 139,001 Ordinary Shares issuable upon exercise of warrants, representing 14.1% of Tower’s outstanding Ordinary Shares a at April 9, 2013.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (as defined above) that any such Reporting Person and any other persons or entities (including Leumi) constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder. Further, the filing of this Statement shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has voting and dispositive power, as reported herein. Other than Hapoalim’s interest in Tarshish, each Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other person, and expressly disclaims the existence of a group.

CUSIP No. M87915-10-0	13D	Page 6 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1.	The following sentence is hereby added to the section entitled “Conversion Agreements and Capital Notes:

“In August 2012, Tower effected a 15-to-1 reverse stock split and, as a result, the aggregate number of Ordinary Shares into which the (a) 2006 Capital Note became convertible was reduced to 1,732,457 and the conversion price was increased to US $22.80 per share; and (b) 2008 Capital Note became convertible was reduced to 4,694,836 shares and the conversion price was increased to US $21.30 per share.”

2.	The following paragraphs are hereby added before the final paragraph of the section entitled “Warrants”:

“On September 1, 2011, Tower issued to Hapoalim a warrant to purchase 636,699 ordinary shares at a purchase price of US $0.7853 per share with an expiry date of December 31, 2015 (the ‘2011 Warrant’).

In August 2012, Tower effected a 15-to-1 reverse stock split and, as a result, the aggregate number of ordinary shares purchasable by the (a) 2003 Warrant was reduced to 29,887 and the exercise price was increased to US $92.55 per share; (b) 2007 Warrant was reduced to 98,040 and the exercise price was increased to US $30.60 per share; and (c) the 2011 Warrant was reduced to 42,447 and the exercise price was increased to US $11.7795 per share.

On March 13, 2013, in connection with a further amendment to the Facility Agreement which, inter alia, extended the Final Maturity Date thereunder to June 30, 2016, Tower amended the 2003, 2007 and 2011 Warrants to extend the expiry date of each such Warrant to December 31, 2016.

3.	The following paragraph is hereby added to the section entitled “Agreement with Lead Investors”:

“TIC’s 2013 Schedule 13D reported that the CSA terminated in January 2013 in accordance with its terms. Accordingly, the Agreement with the Lead Investors terminated in accordance with its terms on January 18, 2013.

4.	Clause (b) of the second paragraph in the section entitled “Facility Agreement” is hereby amended to read in its entirety as follows:

“(b)	at any time TIC shall cease to hold (directly or indirectly through subsidiaries) in the aggregate at least 3,210,966 Ordinary Shares and/or capital notes convertible into Ordinary Shares.”

CUSIP No. M87915-10-0	13D	Page 7 of 12

Item 7.	Material to be filed as Exhibits

Item 7 is hereby amended to add the following Exhibits:

10.	Warrant, dated September 1, 2011, granted by Tower Semiconductor Limited to Bank Hapoalim B.M.

11.	First Amendment, dated March 13, 2013, to Amended and Restated Warrant originally issued on December 11, 2003 by Tower Semiconductor Limited to Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

12.	First Amendment, dated March 13, 2013, to Amended and Restated Warrant originally issued on September 10, 2007 by Tower Semiconductor Limited to Bank Hapoalim B.M.

13.	First Amendment to Warrant issued on September 1, 2011 by Tower Semiconductor Limited to Bank Hapoalim B.M.

CUSIP No. M87915-10-0	13D	Page 8 of 12

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2013

Date

/s/ Arie Stainfeld	/s/ Ronen Meidan

Signature

Bank Hapoalim B.M.

Arie Stainfeld, Head of Exposures	Ronen Meidan, Head of
and Risk Management Department	Equity Investments Unit

Name/Title

June 16, 2013

Date

/s/ Arie Stainfeld	/s/ Ronen Meidan

Signature

Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Arie Stainfeld, Director	Ronen Meidan, Director

Name/Title

CUSIP No. M87915-10-0	13D	Page 9 of 12

SCHEDULE A

Information Regarding Senior Officers and Directors of Bank Hapoalim B.M.

Board of Directors

Name	Address	Principal Occupation	Citizenship
Yair Seroussi	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Board of Bank Hapoalim B.M.	Israel
Irit Izakson	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Boards of Directors of the credit-card companies in the Bank Group, director in various companies	Israel
Mali Baron	63 Yehuda Halevi St., Tel Aviv, Israel	Director of companies	Israel
Amnon Dick	63 Yehuda Halevi St., Tel Aviv, Israel	Businessman, partner in communications companies, consultant and director. CEO of Adsensory Ltd.	Israel
Meir Wietchner	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Global strategy for the Arison Group and Chairman of the Miya Group	Israel
Nir Zichlinskey	63 Yehuda Halevi St., Tel Aviv, Israel	President and CEO of SRI Global Group	Israel
Imri Tov	63 Yehuda Halevi St., Tel Aviv, Israel	Director of companies; business consultant and researcher in defense economics	Israel
Yaacov Peer	63 Yehuda Halevi St., Tel Aviv, Israel	Financial and managerial consultant for small businesses	Israel
Efrat Peled	63 Yehuda Halevi St., Tel Aviv, Israel

Chairman of the Board and CEO of the following companies: Arison Holdings (1998) Ltd.,

Arison Investments Ltd.,

Arison Sustainability Ltd.,

Arzaf Ltd., Arzaf B (97) Ltd., and Arzaf D Ltd. and CEO of the following companies: SAFO LLC and Arzaf C Ltd.

Israel
Nehama Ronen	63 Yehuda Halevi St., Tel Aviv, Israel	Chairperson of the Board of Directors of Maman Cargo Terminals Ltd. and Recycling Corporation (ELA)	Israel
Moshe Koren	63 Yehuda Halevi St., Tel Aviv, Israel	Banking and financial consultant	Israel
Dafna Schwartz	63 Yehuda Halevi St., Tel Aviv, Israel	Professor and member of staff at the Department of Business Administration, Faculty of Management, Ben Gurion University of the Negev, Economic and business consultant in Israel and overseas	Israel
Ido Stern	63 Yehuda Halevi St., Tel Aviv, Israel	Deputy General Manager and legal counsel at Arison Holdings (1998) Ltd. and Arison Investments Ltd.	Israel
Yair Tauman	63 Yehuda Halevi St., Tel Aviv, Israel	Professor at the Interdisciplinary Center Herzliya and at the State University of New York at Stony Brook	Israel
Yosef Yarom	63 Yehuda Halevi St., Tel Aviv, Israel	Lecturer on auditing in the business sector at Haifa University	Israel & Argentina

CUSIP No. M87915-10-0	13D	Page 10 of 12

Senior Officers

Name	Business Address	Principal Occupation	Citizenship
Zion Kenan	63 Yehuda Halevi St., Tel Aviv, Israel	President and Chief Executive Officer	Israel
Lilach Asher-Topilsky	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Retail Banking	Israel
Shimon Gal	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Corporate Banking	Israel
Efrat Yavetz	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Human Capital, Advising, and Resources	Israel
Ofer Levy	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Accountant	Israel
Anath Levin	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Financial Markets	Israel
Ilan Mazur	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Legal Adviser	Israel
Ran Oz	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Financial Officer	Israel
Ari Pinto	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Corporate Strategy	Israel
Dan Alexander Koller	63 Yehuda Halevi St., Tel Aviv, Israel	Head of International Banking	Israel
Jacob Orbach	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Internal Audit in Israel and abroad	Israel
Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Corporate Secretary	Israel
Tsahi Cohen	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Risk Officer	Israel
Zvi Naggan	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Information Technology	Israel

CUSIP No. M87915-10-0	13D	Page 11 of 12

PRINCIPAL HOLDERS OF THE

ISSUED SHARE CAPITAL OF BANK HAPOALIM B.M.

NAME	% OF CAPITAL
ARISON HOLDINGS (1998) LTD	20.3%
SALT OF THE EARTH LTD	2.41%

Arison Holdings (1998) Ltd.—Director Information

Name	Address	Citizenship	Principal Occupation
Irit Izakson	63 Yehuda Halevi St., Tel-Aviv, Israel	Israel	Chairman of Isracard; director in various companies
Shari Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Investor
James M. Dubin	c/o Paul Weiss, 1285 Avenue of the Americas, New York, NY	USA	Attorney—Paul Weiss
Jason Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Chairman, The Ted Arison Family Foundation (Israel) Ltd.
David Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Officer of MIYA, an Arison Group Company
Cassie Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Student
Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	Chairman of the Board and CEO of Arison Holdings (1998) Ltd., CEO and director in various companies

CUSIP No. M87915-10-0	13D	Page 12 of 12

Salt Of The Earth Ltd.—Director Information

Name	Address	Citizenship	Principal Occupation
Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	Chairman of the Board and CEO—Arison Holdings (1998) Ltd., CEO and director in various companies
Dovik Tal	Atlit, Israel	Israel	CEO—Israel Salt Industries Ltd.
Moshe Lahmani	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	CFO—Arison Holdings (1998) Ltd.
Ido Stern	63 Yehuda Halevi St., Tel Aviv, Israel	Israel	Deputy General Manager and legal counsel at Arison Holdings (1998) Ltd. and Arison Investments Ltd.

Information Regarding Senior Officers and Directors

of Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Board of Directors

Name	Address	Principal Occupation	Citizenship
Eran Zimmerman	45 Rothschild Blvd., Tel-Aviv, Israel	CEO (Tarshish). SVP capital management—Bank Hapoalim B.M.	Israel
Anath Levin	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Global Treasury of Bank Hapoalim B.M.	Israel
Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Corporate Secretary of Bank Hapoalim B.M.	Israel
Ronen Meidan	45 Rothschild Blvd., Tel-Aviv, Israel	Head of Equity Investment Unit- Bank Hapoalim B.M.	Israel
Arie Stainfeld	45 Rothschild Blvd., Tel-Aviv, Israel	Head of Exposures and Risk Management Department- Bank Hapoalim B.M.	Israel
Guy Kalif, C.P.A. (Isr)	11 Hanegev St., Tel-Aviv, Israel	Manager, Comptroller Division—Bank Hapoalim B.M.	Israel